China Foods Holdings Ltd.

Everbright Center, Suite 3102

108 Gloucester Road

Wanchai, Hong Kong

May 21, 2019

BY FILING ON EDGAR

Gary Newberry

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Trafalgar Resources, Inc. (n/k/a China Foods Holdings Ltd.)

Form 10-K for the Fiscal Year Ended September 30, 2018

Filed January 9, 2019

Form 10-Q for the Fiscal Quarter Ended December 31, 2018

Filed February 13, 2019

File No. 001-32522

Dear Mr. Newberry,

China Foods Holdings Ltd. (the “Company”) received your letter dated April 23, 2019 and your email communication of May 10, 2019.  The Company agrees with the comments in the April 23 letter and will be amending the Company’s Form 10-K for the Fiscal Year Ended September 30, 2018 (filed January 9, 2019) and the Company’s Form 10-Q for the Fiscal Quarter Ended December 31, 2018 (filed February 13, 2019).  The Company is working with its previous auditor to provide an auditor’s report to cover the audited financial statement as of and for the year ended September 30, 2017.

The Company is prepared to amend these documents as requested and expects to provide these via EDGAR within 7 calendar days.

The Company understands that is it responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Regards,

/s/ Kong Xiao Jun

Kong Xiao Jun

Chief Executive Officer